GeNOsys INC

October 14, 2014

Mr. Ernest Greene
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Form 8-K
Item 4.01 Form 8-K
Filed September 3, 2014
File No. 0-49817

Dr. Mr. Greene,

GeNOsys, Inc. (the "Company") is providing this letter in response to your comment letter dated September 12, 2014. Your comments are listed herein (in bold) with the Company's responses immediately following:

1. **You indicated that during the two most recent audited fiscal years ended November 30, 2010 and 2009 and the subsequent interim periods identified, there were no disagreements between you and Mantyla McReynolds, LLC. Please amend your filing to state, if true, that during the two most recent fiscal years and in the subsequent interim period through May 9, 2014, the date of dismissal of the former accountant, there were no disagreements with Mantyla McReynolds, LLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.**

   Concurrent with the filing of this letter, the Company is filing an Amendment to Form 8-K which clarifies that the subsequent interim period covered by the requested disclosure extended from the end of the most recent audited fiscal year through May 9, 2014, the date of Mantyla McReynolds, LLC's resignation. The Amendment also clarifies that because Mantyla McReynolds, LLC did not review any financial statements, complete

GENOSYS INC

any audit or issue any reports on any of the Company for any periods ended after August 31, 2011, none of the responsive statements made in the Amendment to Form 8-K are based on any conclusions or determinations made by Mantyla McReynolds, LLC with respect to any periods ending after August 31, 2011.

2. **You indicated that during the two most recent audited fiscal years ended November 30 2010 and 2009 and the subsequent interim periods identified, there were no reportable events. Please amend your filing to state, if true, that during the two most recent fiscal years and in the subsequent interim period through May 9, 2014, there have been no reportable events in accordance with Item 304(a)(1)(v) of Regulation S-K.**

   In the Amendment, the Company further clarifies that the subsequent interim period covered by the requested disclosure extended from the end of the most recent audited fiscal year through May 9, 2014, the date of Mantyla McReynolds, LLC's resignation. The Amendment also clarifies that because Mantyla McReynolds, LLC did not review any financial statements, complete any audit or issue any reports on any of the Company for any periods ended after August 31, 2011, none of the responsive statements made in the Amendment to Form 8-K are based on any conclusions or determinations made by Mantyla McReynolds, LLC with respect to any periods ending after August 31, 2011.

3. **You indicated that during the two most recent fiscal years and any subsequent period, you did not consult Piercy Bowler Taylor & Kern. Please amend your filing to specify whether, during your past two fiscal years and through the date of engagement on July 30, 2014, you consulted Piercy Bowler Taylor & Kern regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.**

   In the Amendment, the Company specifies that during its two most recent fiscal years and through July 30, 2014, the date of engagement of Piercy Bowler Taylor & Kern, the Company did not consult Piercy Bowler Taylor & Kern regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.

4. **To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file and updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.**

GeNOsys INC

The Company is filing as Exhibit 16.1 to the Amendment an updated letter dated October 8, 2014 obtained from Mantyla McReynolds, LLC stating that such firm agrees with the statements made in the Form 8-K insofar as they relate to Mantyla McReynolds, LLC.

The Company is filing as Exhibit 16.2 to the Amendment an updated letter dated October 10, 2014 obtained from Piercy Bowler Taylor & Kern stating that such firm agrees with the statements made in the Form 8-K/A regarding Piercy Bowler Taylor & Kern, and that it has no basis to agree or disagree with other statements made under Item 4.01.

In responding to your comments, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GeNOsys, Inc.

By: /s/ John W.R. Miller
Name: John W.R. Miller
Title: Chief Executive Officer